Mail Stop 3010

August 17, 2009

Via U.S. Mail and Fax (717) 443-8479
Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

        RE: **Blue Ridge Real Estate Company**
                    Form 10-K for the period ended October 31, 2008
                    Filed January 29, 2009
                    File No. 0-02844

Dear Mr. Dietterick:

We have reviewed your response letter dated July 17, 2009 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 20

1.   We have reviewed your response to prior comment 2; please confirm to us that title and risk of loss transfers to the buyers when the stumpage contracts are signed, rather than as the timber is harvested.

2.   We have reviewed your response to prior comment 3. You state that you engage a forester on a consulting basis and that you expense the cost of his services at the signing of a timber contract. Please tell us your accounting basis for deferring the

expense of the consultant until the signing of the contract rather than expensing the cost as incurred.

3.   We have reviewed your response to prior comment 4. It is unclear to us how you determined that none of the circumstances in paragraph 8 of SFAS 144 had occurred. Specifically, it appears to us that the downturn in the housing market regionally and nationwide (as you disclosed on page 7 of your 2008 Form 10-K) along with your decision to stop accepting new construction contracts indicated a significant adverse change in the business climate. Refer to paragraph 8(c) of SFAS 144. Furthermore, paragraph 25 of SFAS 67 states that insufficient rental demand for a rental project currently under construction is an additional example that indicates that the recoverability of the real estate project should be assessed in accordance with the provisions of Statement 144. Please explain how you considered demand for your projects when determining whether impairment should have been assessed. In your response, please address each individual project separately.

4.   You note that a market feasibility study prepared for Laurelwoods II did not indicate that capitalized costs would be unrecoverable. Please provide us with the details of this study including whether it was prepared in house or by a 3rd party and when the study was performed. Please also explain to us the valuation methodologies used and the significant assumptions utilized in the valuations.

5.   Your response to prior comment 4 notes that you intend to assess capitalized development costs for impairment prior to your 2009 fiscal year-end. Notwithstanding comment 3 above, please tell us specifically which circumstances have changed since 2008 that led you to conclude that the recoverability of the costs should be assessed, as well as when the changes in circumstances were first noted.

6.   We note that your response to prior comment 4 did not address your land improvements, buildings, and/or equipment. As requested in our prior comment, please tell us if you performed an impairment analysis of these assets. Please address each long-lived asset or group of assets, as applicable, separately in your response. For reference, see SFAS 144.

Note 12 – Leases, page 33

7.   It appears from your response to prior comment 6 that the future minimum rental amounts included in your disclosure do not relate solely to non-cancelable lease terms. Since the decision to initiate option years is determined by the lessee, it is not appropriate to include option periods unless such option has already been exercised by the lessee. In future filings, please revise your disclosure to include only non-cancelable lease terms in your disclosure of future minimum rents.

Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant